Exhibit 99.1

QUARTERLY ACTIVITIES REPORT

For the period ending 31 March 2026

Highlights

•    Completed an equity raise for approximately US$50 million (A$72 million) with participation from new and existing shareholders, including high quality offshore and domestic institutions.

•    Company in a strong financial position through completion of the Strategic Partnering Process, a Final Investment Decision and Early Construction Works.

•    The U.S. District Court for the District of Nevada upheld the federal permit for Rhyolite Ridge.

•    Issued the Technical Report under Subpart 1300 of the U.S. Securities and Exchange Regulations S-K, incorporating the materially improved project economics due to reduction in leach duration.

•    Ongoing engagement with U.S. Government and potential strategic partners.

30 April 2026 – Ioneer Ltd (“Ioneer” or the “Company”) (ASX: INR, Nasdaq: IONR), an emerging lithium-boron supplier, is pleased to report on its activities for the quarter ending 31 March 2026 (the “March 2026 Quarter”) and provide an update on the development of its 100%-owned Rhyolite Ridge Lithium-Boron Project (“Rhyolite Ridge” or the “Project”).

Bernard Rowe, Ioneer’s Managing Director, said, “Our successful capital raise combined with Rhyolite Ridge’s fully permitted and shovel-ready status continues to position Ioneer favourably for the future. We are intensely focused on concluding the strategic partnering process and advancing our unique project to a positive Final Investment Decision.”

Equity financing completed for US$50 million (A$72 million)

In February 2026, Ioneer issued 400,000,000 fully paid ordinary shares (“New Shares”) at an issue price of A$0.18 (~US$0.13) per New Share for gross proceeds of A$72 million (approximately US$50 million) (the “Placement”). New and existing shareholders strongly supported the Placement, reflecting the world class nature of the Rhyolite Ridge Lithium-Boron Project (the “Project” or “Rhyolite Ridge”).

The Placement proceeds will primarily be used to accelerate the development of the Rhyolite Ridge project for:

•	Long lead items and early works;

•	Advance project readiness;

•	Fund environmental permitting expenses and commitments;

•	Pay other Project costs; and

•	Fund working capital, obligations under the closed DOE loan and general corporate purposes.

Government and Strategic Partner Engagement

In June 2025, Ioneer launched a formal strategic partnering process to identify a strong equity partner to help accelerate the development of Rhyolite Ridge and advance the Project into production. In late 2025, the company’s partnering strategy evolved in response to several catalysts including U.S. Government support for other domestic critical minerals projects, trade negotiations with key allied countries including Korea and Japan and the inclusion of boron on the critical minerals list.  A consortium approach is a more likely outcome as opposed to a single strategic partner.

Ioneer is in active discussions with multiple parties and the process is expected to conclude by the end of the June quarter.  Goldman Sachs & Co. LLC is assisting Ioneer with the strategic partnering process.

Rhyolite Ridge Permitting

The Bureau of Land Management (“BLM”) issued a favourable Record of Decision (“ROD”) on 24 October 2024, authorizing the Plan of Operations and completing the National Environmental Policy Act (“NEPA”) process.

In October 2024, three non-governmental organizations (Center for Biological Diversity, Great Basin Resource Watch and Western Shoshone Defense Project) (collectively, the “Plaintiffs”) filed a federal lawsuit against the BLM decision.

On 31 March 2026, The U.S. District Court for the District of Nevada (“U.S. District Court”) issued its decision in this lawsuit, upholding the BLM decision to issue the ROD. The Court found that the BLM and U.S. Fish and Wildlife Service complied with the Endangered Species Act, Federal Land Policy and Management Act, and National Environmental Policy Act in their review and approval of the Project.

On 9 April 2026, the Plaintiffs filed a notice of appeal of the U.S. District Court’s decision to the United States Court of Appeals for the Ninth Circuit. The timing of the process is outside of the Company’s control; however, a decision is anticipated in mid-2027.  The appeal is not expected to delay commencement of construction.

Sales & Marketing

Lithium Market and Price

Lithium markets have strengthened materially from last year, with industry data and analysis indicating a demand recovery led by stationary energy storage.  Demand for battery energy storage systems has continued to rise rapidly, driven by improved economics for load shifting, growing data centre power needs, and broader demand for behind-the-meter industrial-scale energy solutions.

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Entering 2026, Year-over-year global electric vehicle demand growth remained pressured by government policy shifts in China and the United States, as well as weaker consumer confidence. However, geopolitical events in the Middle East have renewed focus on energy prices and energy security, contributing to increased order activity exiting the quarter. These demand trends, combined with supply disruptions in China and Zimbabwe, suggest a much-improved environment for lithium supply growth.

Analysts are reconsidering long-held pessimism regarding lithium market imbalances and are increasingly focused on potential shortages around the expected start of Rhyolite Ridge production. These factors have improved long-term product price expectations and support our efforts to attract strategic equity partners to the Project.

Based on Fastmarkets spot prices, the median CIF Asia prices as of 31 March 2026, for battery-grade lithium carbonate and hydroxide were US$21,000/tonne and US$20,250/tonne, respectively.

Boric Acid Market and Price

Boric acid demand is expected to continue to grow, driven by strong demand from the consumer electronics sector (Thin Film Transistor display glass substrates), the military (ferroboron and boron carbide), and the construction industry (insulation and ceramics). China, the largest boron consumer and net importer, with approximately a 50% share, continued to grow imports in January and February, totalling 53,462 tonnes compared with 50,086 tonnes in the same period in the prior year, representing 6.7% growth.

The boric acid price has been stable, with average Asian and US prices slightly higher, as Rio Tinto price increases have offset Eti Maden's slight price reductions and gains in market share in China.

Environmental, Health, Safety & Sustainability (EHSS) Program

Environmental Regulatory Compliance

Ioneer continues to maintain compliance with the issued State of Nevada Water Pollution Control Permit, Class 2 Air Permit and newly acquired State Reclamation permit. No compliance issues were noted during the March 2026 Quarter and Ioneer continues to report ongoing monitoring and compliance related activities as required under these obligations.

Health & Safety

During the quarter, Ioneer reported no lost time incidents, first aid incidents, or fatalities for Ioneer employees.

Tiehm’s buckwheat

Tiehm’s buckwheat conservation efforts continued at the Company’s dedicated greenhouse in Nevada. Efforts focused on the germination and propagation of new seedlings and supporting the flowering and pollination of existing plants. The Company continues to demonstrate the ability to grow and reproduce Tiehm’s buckwheat from seed in a variety of soil types, including soils that are low in both lithium and boron.

The Company’s greenhouse operates as a foundational component of Ioneer’s Tiehm’s buckwheat conservation efforts. During the quarter, activities focused on enhancing data collection initiatives and maximizing available space for plant growth and seed production. Ioneer continues to work closely with the BLM and the U.S. Fish and Wildlife Service (“USFWS”) to finalize the Tiehm’s buckwheat Applicant‑Proposed Conservation Measure protocol and procedure documents, as outlined in the BLM Record of Decision and the USFWS Biological Opinion.

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During the quarter, Ioneer worked with relevant U.S. agencies to prioritize required studies and approvals for the Tiehm’s Buckwheat Introduction Program. This program will introduce experimental populations of Tiehm’s buckwheat on public lands outside the Rhyolite Ridge Project area.

Initial plantings of Tiehm’s buckwheat are scheduled to commence in Spring 2026, followed by Fall and Spring planting programs for the next five to 10 years. These efforts are intended to support the establishment of self‑sustaining populations and to enhance redundancy, representation, and resilience of the species.

Community & Tribal Nations

Ioneer continues to engage with local communities and Tribal Nations to address any environmental and social concerns and enhance local economic opportunities.  In January, the Company was pleased to host a Community Meeting in Fish Lake Valley, Nevada.  Ioneer’s Managing Director and other members of the Ioneer management team provided an update on the Rhyolite Ridge Project and heard directly from local stakeholders.  We continue to incorporate feedback to help ensure the community maximizes the benefits from the project.

Engineering

An updated technical report under Subpart 1300 of the U.S. Securities and Exchange Regulation S-K incorporating the impact of the reduced leach duration to 1.5 days was completed and filed by the Company on 29 April 2026 (per company announcement dated 29 October 2025).

Ioneer is preparing a pre-feasibility study for a battery-grade lithium carbonate (Li2CO3) circuit to evaluate potential production of battery grade Li2CO3. This work is in addition to currently planned production of technical grade Li2CO3 and lithium hydroxide. The battery grade Li2CO3 pre-feasibility study is planned to be completed by the end of Q2 2026.

Organic Growth Projects

EcoPro Lithium Clay Project

EcoPro completed its Lithium Clay Research & Development project at the end of December 2025. A project report is being prepared.

Boron Carbide

Ioneer has engaged Fluor Corporation to prepare a pre-feasibility study to evaluate the feasibility of building a plant to produce defence-grade boron carbide from boron produced at Rhyolite Ridge. The pre-feasibility study is planned to be completed by the end of Q2 2026.

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Corporate Activities

Change in Financial Year End and Annual General Meeting

The Company has completed the transition of its financial year from 30 June year-end to 31 December year-end. The Annual General Meeting for the transition period of 1 July 2025 to 31 December 2025, will be held on 21 May 2026. Additional details on the Annual General Meeting may be found on the Company’s website at www.ioneer.com.

Update to Estimated Project Timeline

Ioneer’s estimated timing* for Rhyolite Ridge is as follows:

Milestone	Targeted timing*	Note

Targeted completion of Strategic Partner process	H1 2026	The strategic partnering process is ongoing.
Targeted Final Investment Decision	TBA	Dependent on outcomes of Strategic Partnering Process and requirement to refresh Project economics.
Construction	Circa 36 months	Includes supply of long-lead items and construction. Subject to lead times and when orders are placed.
*As of the date of this quarterly, and subject to change.

Upcoming Work Program

The work program over the coming months includes:

•	Complete the strategic partnering process for the Rhyolite Ridge Project

•	Make a Final Investment Decision (FID)

•	Prepare for commencement of construction

ASX Additional Information

The Company provides the following information pursuant to ASX Listing Rule requirements.

1.
ASX LR 5.3.1: Exploration and Evaluation Expenditure during the quarter was US$2.05 million. Details of the exploration activity are set out in this report. A breakdown of the expenditure is shown below:

Expenditure	US$’000

Exploration	0
Engineering	950
Environmental	447
Sales & Marketing	171
Other	483
Total	2,051

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2.	ASX LR 5.3.2: The Company confirms there were no production or development activities during the quarter.

3.
ASX LR 5.3.5: Related party payments for the quarter totalled US$275,177 comprising salaries and fees for the Company’s executive and non-executive directors.  No other payments were made to any related parties of the entity or their associates.

4.	ASX LR 5.3.3: INR confirms that it has not acquired tenements during the quarter (see Appendix 1).

Capital Structure

Total cash and cash equivalents as of 31 March 2026, was US$61.68 million of which 66.2% was held in USD with the balance held in AUD.

At the end of the quarter, Ioneer had on issue:

•	3.03 billion ordinary shares, and

•	76.7 million performance rights.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

—ENDS—

Media Contact
Chad Yeftich
Ioneer USA Corporation
Investor Relations (USA)
T: +1 775 993 8563
E: ir@ioneer.com

About Ioneer

Ioneer Ltd. is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is one of only a small number of lithium-boron ore deposits globally and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy’s Energy Dominance Finance Program in January 2025. In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020.

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Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet Energy & Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors or join our online communities on X, Facebook, LinkedIn, Instagram and YouTube.

Competent Persons Statement

In respect of Mineral Resources and Ore Reserves referred to in this presentation and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025, released on ASX.  Further information regarding the Mineral Resource estimate and Ore Reserve can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.

In respect of production targets referred to in this report, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025.  Further information regarding the production estimates can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.

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Recent Announcements

The table below lists announcements made by the Company during the quarter.

Date Released	Title
23/01/2026	December 2025 – Quarterly Activities Report
23/01/2026	December 2025 – Quarterly Cash Flow Report
29/01/2026	Pause in Trading
29/01/2026	Trading Halt
30/01/2026	Ioneer Secures US$50 million to Advance U.S. Onshoring
30/01/2026	Equity Raising Presentation
30/01/2026	Proposed issue of securities - INR
05/02/2026	Application for quotation of securities – INR
05/02/2026	Cleansing Notice
09/02/2026	Change in substantial holding
18/03/2026	Annual Report to shareholders for the six months ended 31 December 2025
18/03/2026	Appendix 4G – 31 December 2025
18/03/2026	Corporate Governance Statement – 31 December 2025
25/03/2026	Change of Director’s Interest Notice – Tim Woodall
31/03/2026	Federal Court Backs Rhyolite Ridge Lithium Mine
07/04/2026	Change in substantial holding
20/04/2026	Notice of Annual General Meeting/Proxy Form

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Appendix 1 - Schedule of Tenements

ASX listing rule 5.3.3

Country	Project	Tenement ID	Tenement Name	Area (km2)	Interest at beginning of quarter	Interest at end of quarter	Note
USA	Rhyolite Ridge	NMC1117360	SLB claims (199)	15.9	100%	100%	No change
USA	Rhyolite Ridge	NV105809159	SLB claims (18)	1.4	100%	100%	No change
USA	Rhyolite Ridge	NMC1171536	SLM claims (122)	9.6	100%	100%	No change
USA	Rhyolite Ridge	NMC 1179516	RR claims (65)	4.8	100%	100%	No change
USA	Rhyolite Ridge	NV105810398	RR claims (14)	1.1	100%	100%	No change
USA	Rhyolite Ridge	NV105272779	RMS mill sites (23)	0.5	100%	100%	No change
USA	Rhyolite Ridge	NV106354216	RMS mill sites (325)	6.5	100%	100%	No change
USA	Rhyolite Ridge	NMC1147932	SLP claims (120)	9.6	100%	100%	No change
USA	Rhyolite Ridge	NV105272053	PR claims (11)	0.9	100%	100%	No change
USA	Beacon Hill	NMC1118666	NLB claims (160)	12.8	100%	100%	No change
USA	Beacon Hill	NV106310781	NLB claims (41)	3.3	100%	100%	No change
USA	Beacon Hill	NMC 1129523	BH claims (81)	6	100%	100%	No change
USA	Sarcobatus Basin	NV106735396	COB claims (231)	18.5	100%	100%	No change

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Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report
Name of entity
ioneer Ltd
ABN	Quarter ended (“current quarter”)
76 098 564 606	March 2026

Consolidated statement of cash flows		Current quarter $US’000	Year to date (3 months) $US’000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	-	-
(a) exploration & evaluation (if expensed)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(670)	(670)
	(e) administration and corporate costs	(1,210)	(1,210)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	112	112
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(1,768)	(1,768)

2.	Cash flows from investing activities		-	-
2.1	Payments to acquire:
	(a)	entities
	(b)	tenements	-	-
	(c)	property, plant and equipment	-	-
	(d)	exploration & evaluation (if capitalised)	(2,057)	(2,057)
	(e)	investments	-	-
	(f)	other non-current assets	-	-

ASX Listing Rules Appendix 5B (01/12/19)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report
Consolidated statement of cash flows		Current quarter $US’000	Year to date (3 months) $US’000
2.2	Proceeds from the disposal of:	-	-
	(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(2,057)	(2,057)

3.	Cash flows from financing activities	50,400	50,400
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(2,290)	(2,290)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(69)	(69)
3.10	Net cash from / (used in) financing activities	48,041	48,041

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	17,863	17,863
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,768)	(1,768)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(2,057)	(2,057)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	48,041	48,041

ASX Listing Rules Appendix 5B (01/12/19)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report
Consolidated statement of cash flows		Current quarter $US’000	Year to date (3 months) $US’000
4.5	Effect of movement in exchange rates on cash held	(216)	(216)
4.6	Cash and cash equivalents at end of period	61,863	61,863

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $US’000	Previous quarter $US’000
5.1	Bank balances	1,749	1,578
5.2	Call deposits	60,114	16,285
5.3	Bank overdrafts	-	-
5.4	Other (provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	61,683	17,863

6.	Payments to related parties of the entity and their associates	Current quarter $US'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	275
6.2	Aggregate amount of payments to related parties and their associates included in item 2
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

Directors’ fees – 97.5
Executive salary component of chairman’s fee – 62.5
Wages – 115.2

ASX Listing Rules Appendix 5B (01/12/19)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report
7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$US’000
8.1	Net cash from / (used in) operating activities (Item 1.9)	(1,768)
8.2	Capitalised exploration & evaluation (Item 2.1(d))	(2,057)
8.3	Total relevant outgoings (Item 8.1 + Item 8.2)	(3,825)
8.4	Cash and cash equivalents at quarter end (Item 4.6)	61,863
8.5	Unused finance facilities available at quarter end (Item 7.5)	-
8.6	Total available funding (Item 8.4 + Item 8.5)	61,863
8.7	Estimated quarters of funding available (Item 8.6 divided by Item 8.3)	16.2
8.8	If Item 8.7 is less than 2 quarters, please provide answers to the following questions:
	1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

2.                  Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A
	3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A

ASX Listing Rules Appendix 5B (01/12/19)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report
Compliance statement
1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.
30 April 2026
Date:

Bernard Rowe – Managing Director
Authorised by:
(Name of body or officer authorising release – see note 4)

Notes
1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (01/12/19)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.